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07023514

SEC FILE NO. 82-35004

May 14, 2007

SUPPL

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of three announcements dated May 14, 2007 relating to their Annual General Meeting Statement, the results of the Annual General Meeting, and an AFX UK Focus Story.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

Very Truly Yours,

Sandhya Ganapathy

Sandhya Ganapathy

cc: David McMahon

SK 23121 0001 765195 v5

dlw 5/16

Regulatory Announcement



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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	AGM Statement
Released	07:00 14-May-07
Number	5003W

RNS Number:5003W
Charlemagne Capital Limited
14 May 2007

14 May 2007

Charlemagne Capital

AGM statement

At the Annual General Meeting of Charlemagne Capital Limited ("Charlemagne", the "Group"), to be held today at 12.00 p.m. on the Isle of Man, Jayne Sutcliffe, Chief Executive, will make the following statement:

"Assets under Management as at 1 May 2007 were US$4.91 billion. The fundamentals in the markets in which the Group operates remain attractive. We are focused on delivering investment out performance across our product range and Charlemagne remains well-positioned to benefit from future allocations to the asset class. The Directors remain confident in the strength of the Group's business model and strategy and its ability to deliver strong, long-term growth"

Enquiries:

Charlemagne Capital — Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants — Tel. 020 7360 4900
John Kiely
George Hudson

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to

the financial condition, results of operations and businesses of the Charlemagne Capital Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

This statement is aimed at providing information regarding the Assets under Management on which revenue is derived by Charlemagne Capital Limited. The unaudited data contained in this statement are currently provisional and all such data are subject to change. This statement is produced in order to provide greater disclosure to investors and potential investors and to ensure that they all receive equal access to the same information at the same time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Result of AGM
Released	12:35 14-May-07
Number	5436W

RNS Number:5436W
Charlemagne Capital Limited
14 May 2007

14 May 2007

Result of AGM

Charlemagne Capital Limited announces that all the tabled resolutions were duly passed at its AGM, held earlier today on the Isle of Man.

Enquiries

Charlemagne Capital
David McMahon Tel. 01624 640 200

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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AFX UK Focus Story

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Company	CHARLEMAGNE CAPITAL LD ORD USD0.01
TIDM	CCAP
Headline	Charlemagne Capital confident of strong long-term growth
Released	07:37 14-May-07
Number	073727.14052007

LONDON (Thomson Financial) - Charlemagne Capital Ltd said it is confident of delivering strong, long-term growth focusing on delivering investment out performance across its product range. It also said it remains well-positioned to benefit from future allocations to its asset class.

The hedge fund and specialist emerging markets equity investment manager added its assets under management as of May 1 was 4.91 bln usd.

TFN.newsdesk@thomson.com

ukn/bsd

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END